UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

PUBLICLY-HELD COMPANY

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 270th MEETING OF THE BOARD OF DIRECTORS

1. DATE, HOUR AND VENUE: April 30, 2015, at 12 a.m., at the office of Telefônica Brasil S.A. (“Company”), located at Av. Eng. Luiz Carlos Berrini, 1376, Brooklin, São Paulo – SP.

2. CHAIRMAN AND SECRETARY: Antonio Carlos Valente da Silva – Chairman of the Board of Directors; and Breno Rodrigo Pacheco de Oliveira – Secretary of the Board of Directors.

3. PARTICIPANTS: Directors that subscribed the minutes, as prescribed by article 19, paragraph 4, of the Bylaws, with necessary quorum for holding and resolution.

4. DISCUSSIONS AND RESOLUTIONS: The Directors approved, by unanimous decision, the following matters:

4.1.         Approve the Company's capital stock increase, within the limits of its authorized capital provided for in Article 4 of the Company's Bylaws and with the exclusion of preemptive rights of the existing shareholders of the Company, pursuant to Article 172 of Law of Corporations, in the amount of R$295,285,020.00 (two hundred and ninety-five million, two hundred and eighty-five thousand and twenty reais), through the issuance of 6,282,660 (six million, two hundred and eighty-two thousand, six hundred and sixty) preferred shares at the unitary issuance price of R$47.00 (forty-seven reais), the Company's capital stock now being R$53,905,394,803.83 (fifty-three billion, nine hundred and five million, three hundred and ninety and four thousand, eight hundred and three reais and eighty three cents), represented by 503,046,911 (five hundred and three million, forty six thousand, nine hundred and eleven) common shares and 985,019,821 (nine hundred and eighty-five million, nineteen thousand, eight hundred and twenty one) preferred shares. This capital increase is carried out under the Public Offering for Primary Distribution of Shares held simultaneously in Brazil, in non-organized over the counter market, approved by the Board of Directors in meetings held on March 25, 2015 and April 27, 2015, due to the exercise, by the Bank of America Merrill Lynch Banco Múltiplo S.A., of the option of over-allotment of shares that was granted by the Company through the Coordination, Placement and Firm Guarantee of Settlement of Common and Preferred Shares Issued by Telefônica Brasil S.A., in accordance with Article 24 of CVM Instruction 400, of December 29, 2003, as amended, to meet the excess demand verified during the Offering. The Shares are issued under the same conditions of shares initially issued by the Company under the Offer, as approved by the Board of Directors on meetings held on March 25, 2015 and April 27, 2015; and

4.2.         The preferred shares issued as a result of this capital increase will give their respective holders, from the date of publication of the Global Offering announcement of commencement, the same rights assigned respectively to the holders of preferred shares currently outstanding, under the Company’s Bylaws and the Law of Corporations.

Minutes of the 270th MBD Pg. 1/2

With nothing else to address, the Meeting was adjourned and this minutes was drafted by the Board’s Secretary, which was approved and signed by the attending Directors, and drafted in the book of minutes. São Paulo, April 30, 2015. (a.a.) Antonio Carlos Valente da Silva – Board of Directors’ Chairman; Santiago Fernández Valbuena – Board of Directors’ Vice-Chairman; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; Roberto Oliveira de Lima. Board of Directors’ Secretary: Breno Rodrigo Pacheco de Oliveira.

This counterpart is a true copy of the minutes of the 270th Board of Directors’ Meeting of Telefônica Brasil S.A., held on April 30, 2015, drafted in the book of minutes.

Breno Rodrigo Pacheco de Oliveira

Board of Directors’ Secretary

Minutes of the 270th MBD Pg. 2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 30, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director